UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARK7 PROPERTIES PLUS LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

(Exact name of issuer as specified in its charter)

Delaware	88-1359905
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1 Ferry Building, Ste 201

San Francisco, CA 94111

(Full mailing address of principal executive offices)

415-275-0701

(Issuer's telephone number, including area code)

Series #WGI3Z, Series #0XYT6, Series #JTDXY, Series #ZIE3T, Series #NHMOP, Series #QGXF0, Series #SOV9W, Series #WRA7O, Series #FTWDS, Series #P7FJ5, Series #RPFUV, Series #DIVTU, Series #ORHOF, Series #ZAUH4, Series #OJXLW, Series #EYPIR, Series #5VCTK, and Series #ET8BV

(Title of each class of securities issued pursuant to Regulation A)

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE INFORMATION CONTAINED IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this Annual Report, "we," "us," "our" or "our company", shall refer to Ark7 Properties Plus LLC. All of the series of our company may collectively be referred to in this Annual Report as the "series" and each, individually, as a "series." The membership interests of all series described above may collectively be referred to in this Annual Report as the "shares" and each, individually, as a "share". Ark7 Inc., a Delaware corporation ("Ark7") will serve as the asset manager responsible for managing each Series' Underlying Asset (the "Asset Manager") as described in the Asset Management Agreement between Ark7 Inc. and each series of Ark7 Properties Plus LLC. Ark7 will serve as the Managing Member responsible for the day-to-day management of the company and each registered series.

II

ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the financial statements and financial condition of Ark7 Properties Plus LLC and results of its operations together with: (i) its financial statements and related notes appearing at the end of this Offering Circular and (ii) the pro forma consolidated financial statements appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

Ark7 Properties Plus LLC was formed on March 17, 2022 ("Inception") in the State of Delaware. Ark7 Properties Plus LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific real estate property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Ark7 is the company's Managing Member. As the company's Managing Member, it will manage the company's day-to-day operations. Ark7 is also the Managing Member of each Series and the Asset Manager of each Series and will manage each property that a Series acquires.

Emerging Growth Company

If the company becomes subject to the ongoing reporting requirements of the Exchange Act, we will qualify as an "emerging growth company" under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results - Six Months Ended June 30, 2026 and 2025

Revenues are generated at the series level. For the period ended June 30, 2026 and 2025, the Series aggregated together generated $249,550 and $253,375 in revenues, respectively.

These revenues were generated by rental income across each Series as set out below:

Series	Gross Rental Income as of June 30, 2026	Gross Rental Income as of June 30, 2025
#WGI3Z	$ 3,347	$ 10,260
#0XYT6	$ 18,741	$ 14,414
#JTDXY	$ 19,086	$ 20,038
#ZIE3T	$ 22,440	$ 21,052
#NHMOP	$ 12,153	$ 13,512
#SOV9W	$ 11,250	$ 6,355
#WRA7O	$ 18,270	$ 21,240
#QGXF0	$ 24,077	$ 24,040
#FTWDS	$ 9,600	$ 9,600
#P7FJ5	$ 9,000	$ 9,000
#RPFUV	$ 11,700	$ 10,631
#ORHOF	$ 13,904	$ 19,064
#DIVTU	$ 16,224	$ 24,060
#OJXLW	$ 12,122	$ 13,634
#ZAUH4	$ 11,400	$ 7,437
#EYPIR	$ 7,957	$ 2,949
#5VCTK	$ 14,016	$ 9,217
#ET8BV	$ 14,265	$ 16,871

Over this same period, each series incurred expenses from operations of the series, as well as professional expenses related to undertaking the Series offering. Expenses from operations of the properties, such as utilities, repairs and maintenance, insurance, and property tax amounted to:

Series	Expenses Relating to Operating of the Property as of June 30, 2026	Expenses Relating to Operating of the Property as of June 30, 2025
#WGI3Z	$ 5,325	$ 1,421
#0XYT6	$ 6,233	$ 6,008
#JTDXY	$ 9,056	$ 7,738
#ZIE3T	$ 8,925	$ 6,311
#NHMOP	$ 6,264	$ 4,254
#SOV9W	$ 5,545	$ 6,116
#WRA7O	$ 12,221	$ 12,461
#QGXF0	$ 9,621	$ 8,491
#FTWDS	$ 2,980	$ 3,061
#P7FJ5	$ 2,778	$ 2,587
#RPFUV	$ 6,907	$ 7,586
#ORHOF	$ 8,014	$ 5,847
#DIVTU	$ 11,419	$ 7,587
#OJXLW	$ 2,944	$ 2,747
#ZAUH4	$ 3,257	$ 5,623
#EYPIR	$ 2,753	$ 3,535
#5VCTK	$ 5,234	$ 5,195
#ET8BV	$ 6,445	$ 7,281

When including all expenses, such as legal and professional fees, general and administrative expenses, depreciation, and interest expense to Ark7, against revenues during this period, resulted in net income of the following:

Series	Net Income (Loss) as of June 30, 2026	Net Income (Loss) as of June 30, 2025
#WGI3Z	$ (6,792)	$ 2,922
#0XYT6	$ 4,109	$ 1,216
#JTDXY	$ 2,875	$ 6,797
#ZIE3T	$ 6,580	$ 9,152
#NHMOP	$ 2,583	$ 6,707
#SOV9W	$ 1,874	$ (4,164)
#WRA7O	$ (1,567)	$ 1,149
#QGXF0	$ 9,175	$ 10,770
#FTWDS	$ 3,777	$ 3,391
#P7FJ5	$ 3,438	$ 2,668
#RPFUV	$ 2,130	$ (804)
#ORHOF	$ 2,033	$ 10,025
#DIVTU	$ 301	$ 12,650
#OJXLW	$ 4,818	$ 6,949
#ZAUH4	$ 2,555	$ (1,820)
#EYPIR	$ 1,219	$ (3,837)
#5VCTK	$ 4,835	$ (7)
#ET8BV	$ 4,839	$ (16,887)

Liquidity and Capital Resources

Each Series has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses. As of June 30, 2026, the balance of the property management reserve by Series was:

Series	Cash and Property Management Reserve as of June 30, 2026
#WGI3Z	$ 1,720
#0XYT6	$ 690
#JTDXY	$ (3,366)
#ZIE3T	$ 6,236
#NHMOP	$ 3,963
#SOV9W	$ 2,286
#WRA7O	$ 9,516
#QGXF0	$ 6,733
#FTWDS	$ (218)
#P7FJ5	$ 3,296
#RPFUV	$ 0
#ORHOF	$ 5,786
#DIVTU	$ 6,322
#OJXLW	$ 2,699
#ZAUH4	$ 2,447
#EYPIR	$ 4,028
#5VCTK	$ 7,146
#ET8BV	$ 8,838

An additional $0 of cash is held by Ark7 Properties Plus LLC that is not assigned to a specific series.

Down Payment Loan Payables

The Parent Company provide initial funding required for property acquisitions and structured this as a down payment loan to APPL and its series. Borrowers are authorized to use the Parent Company's bank checking account for property acquisition purpose.

Series #0XYT6

On July 1, 2022, the APPL - Series #0XYT6 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #0XYT6 borrowed $378,478 at 9% interest with a maturity of June 30, 2023. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #5VCTK

On May 20, 2024, the APPL - Series #5VCTK executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #5VCTK borrowed $240,000 at 10% interest with a maturity of May 19, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #DIVTU

On December 1, 2023, the APPL - Series #DIVTU executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #DIVTU borrowed $222,660 at 10% interest with a maturity of November 30, 2024. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #ET8BV

On May 24, 2024, the APPL - Series #ET8BV executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ET8BV borrowed $200,000 at 10% interest with a maturity of May 23, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #EYPIR

On May 20, 2024, the APPL - Series #EYPIR executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #EYPIR borrowed $210,000 at 10% interest with a maturity of May 19, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #FTWDS

On September 1, 2022, the APPL - Series #FTWDS executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #FTWDS borrowed $228,015 at 9% interest with a maturity of August 31, 2023. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #JTDXY

On August 1, 2022, the APPL - Series #JTDXY executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #JTDXY borrowed $356,203 at 9% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #NHMOP

On October 1, 2023, the APPL - Series #NHMOP executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #NHMOP borrowed $165,100 at 10% interest with a maturity of September 30, 2024. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #OJXLW

On April 18, 2024, the APPL - Series #OJXLW executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #OJXLW borrowed $230,000 at 10% interest with a maturity of April 17, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #ORHOF

On November 1, 2023, the APPL - Series #ORHOF executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ORHOF borrowed $175,587 at 10% interest with a maturity of October 31, 2024. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #P7FJ5

On September 1, 2022, the APPL - Series #P7FJ5 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #P7FJ5 borrowed $227,985 at 9% interest with a maturity of August 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #QGXF0

On August 1, 2023, the APPL - Series #QGXF0 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #QGXF0 borrowed $344,051 at 10% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #RPFUV

On October 18, 2023, the APPL - Series #RPFUV executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #RPFUV borrowed $250,963 at 10% interest with a maturity of October 17, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #SOV9W

On August 1, 2023, the APPL - Series #SOV9W executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #SOV9W borrowed $212,919 at 10% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #WGI3Z

On April 5, 2022, the APPL - Series #WGI3Z executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #WGI3Z borrowed $299,120 at 9% interest with a maturity of April 4, 2023. The loan was paid off in 2022, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #WRA7O

On October 1, 2022, the APPL - Series #WRA7O executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #WRA7O borrowed $542,610 at 9% interest with a maturity of September 30, 2023. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #ZAUH4

On May 20, 2024, the APPL - Series #ZAUH4 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ZAUH4 borrowed $210,000 at 10% interest with a maturity of May 19, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #ZIE3T

On August 1, 2022, the APPL - Series #ZIE3T executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APPL - Series #ZIE3T borrowed $360,205 at 9% interest with a maturity of July 31, 2024. The loan was paid off in 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

  Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
  The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
  Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARK7 PROPERTIES PLUS LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the six months ended June 30, 2026 and 2025

Ark7 Properties Plus LLC

Consolidated Balance Sheet

As of June 30, 2026 and December 31, 2025

Description	June 30, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents	$ 584,734	$ 204,039
Receivables	2,540	2,900
Related party receivables	1,674,481	1,263,181
Prepaid expenses	107,651	42,185
Total Current Assets	2,369,406	1,512,305
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	5,188,110	5,141,515
Property, plant, and equipment - Accumulated Depreciation	(497,682)	(415,848)
Total Property, plant, and equipment	4,690,428	4,725,666
Total Noncurrent Assets	4,690,428	4,725,666
Total Assets	7,059,834	6,237,971

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	99,696	34,308
Current portion of mortgage payable	27,177	23,809
Related party payables	(0)	(0)
Other liabilities, current	14,973	18,264
Total Current Liabilities	141,845	76,382
Noncurrent Liabilities
Mortgage payable	2,733,499	1,787,549
Total Noncurrent Liabilities	2,733,499	1,787,549
Total Liabilities	2,875,345	1,863,930

Member's Equity
Equity
Members' Equity	5,077,313	5,202,475
Retained Earnings (Accumulated Deficit)	(892,823)	(828,435)
Total Equity	4,184,489	4,374,040
Total Member's Equity	4,184,489	4,374,040
Total Liabilities & Members' Equity	$ 7,059,834	$ 6,237,971

Ark7 Properties Plus LLC

Consolidated Statement of Income

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 248,840	$ 252,278
Other rental fees	710	1,096
Total Gross Profit (Loss)	249,550	253,375
Operating Expenses
General and administrative expenses	80,380	97,114
Depreciation and amortization expenses	83,265	78,240
Property tax and state fee	60,427	47,196
Total Operating Expenses	224,072	222,551
Operating Income (Loss)	25,478	30,824
Other Income (Loss)
Interest expense	(89,867)	(62,700)
Interest expense, related party	-	-
Other income (expense)	-	-
Total Other Income (Loss)	(89,867)	(62,700)
Total Net Income (Loss)	$ (64,389)	$ (31,876)

Ark7 Properties Plus LLC

Consolidated Statement of Members' Equity

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Balance at the beginning of the period	$ 4,374,040	$ 4,830,105
Equity Contribution	17,024	(26,772)
Net Income (Loss)	(64,389)	(31,876)
Distribution	(142,187)	(142,725)
Balance at the end of the period	$ 4,184,489	$ 4,628,731

Ark7 Properties Plus LLC

Consolidated Statement of Cash Flows

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Cash Flows From Operating Activities
Net Income (Loss)	$ (64,389)	$ (31,876)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	83,265	79,155
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	360	1,647,018
Related party receivables
Prepaid expenses	(65,466)	(74,952)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	63,054	(1,585,220)
Related party payables	(448,316)	259,888
Other liabilities	(3,291)	2,845
Net Cash Provided by (Used in) Operating Activities	(434,784)	296,856
Cash Flows from Investing Activities
Purchase of property, plant, and equipment	(46,596)	(91,640)
Cash Flows from Financing Activities
Proceeds from issuance of debt	987,238
Repayment of related party debt		(149,784)
Proceeds from private offerings	17,024	(26,772)
Distributions to partners	(142,187)	(142,725)
Net Cash Provided by (Used in) Financing Activities	862,075	(326,153)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	380,696	28,847
Cash, Cash Equivalents, and Restricted Cash at the beginning of the period	204,039	37,354
Cash, Cash Equivalents, and Restricted Cash at the end of the period	584,734	66,201

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 89,867	$ 61,785

Ark7 Properties Plus LLC

Consolidated and consolidating Balance Sheet

As of June 30, 2026

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Assets
Current Assets
Cash and cash equivalents	$ 516,613	$ 690	$ 7,146	$ 6,322	$ 8,838	$ 4,028	$ (218)	$ (3,366)	$ 3,963	$ 2,699
Receivables	$ 2,540	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Related party receivables	(754,926)	165,228	118,005	104,628	106,949	78,994	140,214	192,087	102,952	135,797
Prepaid expenses	-	7,918	7,619	6,903	6,719	3,762	2,739	8,954	4,607	4,444
Total Current Assets	(235,773)	173,836	132,770	117,853	122,506	86,784	142,734	197,675	111,522	142,940
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	100	434,148	260,391	256,708	239,254	243,242	225,335	384,971	174,018	222,976
Property, plant, and equipment - Accumulated Depreciation	-	(51,787)	(16,360)	(18,932)	(14,991)	(14,107)	(27,231)	(45,282)	(13,807)	(14,149)
Total Property, plant, and equipment	100	382,361	244,031	237,776	224,263	229,134	198,104	339,689	160,211	208,827
Total Noncurrent Assets	100	382,361	244,031	237,776	224,263	229,134	198,104	339,689	160,211	208,827
Total Assets	(235,673)	556,198	376,801	355,629	346,769	315,919	340,838	537,364	271,733	351,767

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	99,696	-	-	-	-	-	-	-	-	-
Current portion of mortgage payable	-	2,132	1,536	1,446	-	1,439	1,571	2,162	-	1,667
Related party payables	(0)	-	-	-	-	-	-	-	-	-
Other liabilities, current	-	2,000	-	0	-	-	1,450	1,800	-	-
Total Current Liabilities	99,696	4,132	1,536	1,446	-	1,439	3,021	3,962	-	1,667
Noncurrent Liabilities
Mortgage payable	-	197,540	153,447	116,419	120,627	113,220	144,572	200,189	101,241	133,976
Total Noncurrent Liabilities	-	197,540	153,447	116,419	120,627	113,220	144,572	200,189	101,241	133,976
Total Liabilities	99,696	201,672	154,983	117,865	120,627	114,659	147,593	204,151	101,241	135,643

Member's Equity
Equity
Members' Equity	-	384,314	250,688	271,368	248,560	239,545	216,006	361,974	189,404	229,468
Retained Earnings (Accumulated Deficit)	(335,369)	(29,788)	(28,870)	(33,604)	(22,419)	(38,285)	(22,761)	(28,762)	(18,913)	(13,344)
Total Equity	(335,369)	354,526	221,818	237,765	226,142	201,260	193,245	333,213	170,492	216,124
Total Member's Equity	(335,369)	354,526	221,818	237,765	226,142	201,260	193,245	333,213	170,492	216,124
Total Liabilities & Members' Equity	$ (235,673)	$ 556,198	$ 376,801	$ 355,629	$ 346,769	$ 315,919	$ 340,838	$ 537,364	$ 271,733	$ 351,767

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Total
Assets
Current Assets
Cash and cash equivalents	$ 5,786	$ 3,296	$ 6,733	$ -	$ 2,286	$ 1,720	$ 9,516	$ 2,447	$ 6,236	$ 584,734
Receivables	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,540
Related party receivables	86,531	132,813	160,716	121,241	126,036	155,223	235,234	76,244	190,514	1,674,481
Prepaid expenses	4,969	2,183	8,741	2,368	5,671	8,546	8,005	7,122	6,382	107,651
Total Current Assets	97,286	138,292	176,191	123,609	133,993	165,488	252,755	85,812	203,132	2,369,406
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	212,222	224,360	373,092	256,768	215,670	290,347	535,451	250,524	388,535	5,188,110
Property, plant, and equipment - Accumulated Depreciation	(16,778)	(27,151)	(30,827)	(21,332)	(18,627)	(44,144)	(63,309)	(14,317)	(44,551)	(497,682)
Total Property, plant, and equipment	195,444	197,209	342,265	235,436	197,043	246,204	472,141	236,207	343,984	4,690,428
Total Noncurrent Assets	195,444	197,209	342,265	235,436	197,043	246,204	472,141	236,207	343,984	4,690,428
Total Assets	292,729	335,501	518,455	359,045	331,036	411,692	724,897	322,019	547,116	7,059,834

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	-	-	-	-	-	-	-	-	-	99,696
Current portion of mortgage payable	-	1,576	1,923	1,377	1,703	1,878	3,005	1,631	2,132	27,177
Related party payables	-	-	-	-	-	-	-	-	-	(0)
Other liabilities, current	-	2,250	1,804	2,450	2,900	(1,332)	-	1,650	-	14,973
Total Current Liabilities	-	3,826	3,728	3,827	4,603	547	3,005	3,281	2,132	141,845
Noncurrent Liabilities
Mortgage payable	98,633	144,648	183,644	133,660	136,540	149,425	279,585	128,592	197,540	2,733,499
Total Noncurrent Liabilities	98,633	144,648	183,644	133,660	136,540	149,425	279,585	128,592	197,540	2,733,499
Total Liabilities	98,633	148,474	187,371	137,488	141,143	149,972	282,590	131,873	199,672	2,875,345

Member's Equity
Equity
Members' Equity	222,341	222,327	331,232	260,988	219,848	306,537	528,963	220,189	373,558	5,077,313
Retained Earnings (Accumulated Deficit)	(28,245)	(35,300)	(148)	(39,431)	(29,955)	(44,817)	(86,656)	(30,043)	(26,114)	(892,823)
Total Equity	194,097	187,027	331,084	221,557	189,893	261,720	442,307	190,146	347,444	4,184,489
Total Member's Equity	194,097	187,027	331,084	221,557	189,893	261,720	442,307	190,146	347,444	4,184,489
Total Liabilities & Members' Equity	$ 292,729	$ 335,501	$ 518,455	$ 359,045	$ 331,036	$ 411,692	$ 724,897	$ 322,019	$ 547,116	$ 7,059,834

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Income

For the six months ended June 30, 2026

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ -	$ 18,741	$ 14,016	$ 16,224	$ 14,265	$ 7,957	$ 9,600	$ 19,086	$ 12,153	$ 12,122
Other rental fees	-	-	-	-	-	-	-	-	-	-
Total Gross Profit (Loss)	-	18,741	14,016	16,224	14,265	7,957	9,600	19,086	12,153	12,122
Operating Expenses
General and administrative expenses	213	3,898	2,586	10,898	5,105	849	1,049	5,906	6,588	1,037
Depreciation and amortization expenses	-	7,307	4,269	3,923	3,673	3,739	3,693	6,367	2,638	3,226
Property tax and state fee	300	5,492	3,910	2,081	1,648	2,226	2,603	6,033	1,190	2,923
Total Operating Expenses	513	16,697	10,764	16,902	10,427	6,814	7,345	18,306	10,416	7,186
Operating Income (Loss)	(513)	2,043	3,251	(678)	3,838	1,142	2,255	780	1,737	4,935
Other Income (Loss)
Interest income, related party	(112,657)	10,196	7,621	4,285	4,378	808	7,516	10,342	3,757	1,935
Interest expense	-	(8,131)	(6,038)	(3,305)	(3,377)	(731)	(5,994)	(8,247)	(2,911)	(2,052)
Interest expense, related party	-	-	-	-	-	-	-	-	-	-
Other income (expense)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	(112,657)	2,065	1,584	980	1,001	77	1,522	2,095	846	(118)
Total Net Income (Loss)	$ (113,169)	$ 4,109	$ 4,835	$ 301	$ 4,839	$ 1,219	$ 3,777	$ 2,875	$ 2,583	$ 4,818

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Total
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 13,904	$ 9,000	$ 23,100	$ 11,700	$ 11,250	$ 3,614	$ 18,270	$ 11,400	$ 22,440	$ 248,840
Other rental fees	-	-	977	-	-	(267)	-	-	-	710
Total Gross Profit (Loss)	13,904	9,000	24,077	11,700	11,250	3,347	18,270	11,400	22,440	249,550
Operating Expenses
General and administrative expenses	8,088	1,174	3,254	4,759	4,056	4,986	7,490	2,249	6,196	80,380
Depreciation and amortization expenses	3,283	3,680	6,046	4,079	3,315	5,434	8,601	3,775	6,215	83,265
Property tax and state fee	1,323	2,233	7,522	2,148	2,410	1,305	6,656	2,908	5,515	60,427
Total Operating Expenses	12,694	7,087	16,822	10,986	9,781	11,726	22,748	8,933	17,925	224,072
Operating Income (Loss)	1,210	1,913	7,255	714	1,469	(8,379)	(4,478)	2,467	4,515	25,478
Other Income (Loss)
Interest income, related party	3,599	7,436	9,599	7,081	1,977	6,643	14,372	916	10,196	0
Interest expense	(2,776)	(5,911)	(7,679)	(5,665)	(1,572)	(5,056)	(11,461)	(828)	(8,131)	(89,867)
Interest expense, related party	-	-	-	-	-	-	-	-	-	-
Other income (expense)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	823	1,525	1,920	1,416	404	1,586	2,911	87	2,065	(89,867)
Total Net Income (Loss)	$ 2,033	$ 3,438	$ 9,175	$ 2,130	$ 1,874	$ (6,792)	$ (1,567)	$ 2,555	$ 6,580	$ (64,389)

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Members' Equity

For the six months ended June 30, 2026

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Balance at January 01, 2026	$ (222,200)	$ 357,124	$ 221,058	$ 245,276	$ 229,155	$ 205,447	$ 196,915	$ 341,519	$ 174,488	$ 218,829
Equity Contribution	-	6,876	2,100	-	-	(1,290)	40	87	-	-
Net Income (Loss)	(113,169)	4,109	4,835	301	4,839	1,219	3,777	2,875	2,583	4,818
Distribution	-	(13,582)	(6,175)	(7,812)	(7,852)	(4,116)	(7,487)	(11,269)	(6,579)	(7,522)
Balance at June 30, 2026	$ (335,369)	$ 354,526	$ 221,818	$ 237,765	$ 226,142	$ 201,260	$ 193,245	$ 333,213	$ 170,492	$ 216,124

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Total
Balance at January 01, 2026	$ 195,793	$ 190,724	$ 335,381	$ 226,094	$ 194,411	$ 272,112	$ 450,056	$ 192,014	$ 349,844	$ 4,374,040
Equity Contribution	3,360	-	1,697	-	1,008	32	2,274	840	-	17,024
Net Income (Loss)	2,033	3,438	9,175	2,130	1,874	(6,792)	(1,567)	2,555	6,580	(64,389)
Distribution	(7,090)	(7,135)	(15,169)	(6,668)	(7,400)	(3,632)	(8,456)	(5,262)	(8,980)	(142,187)
Balance at June 30, 2026	$ 194,097	$ 187,027	$ 331,084	$ 221,557	$ 189,893	$ 261,720	$ 442,307	$ 190,146	$ 347,444	$ 4,184,489

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Cash Flows

For the six months ended June 30, 2026

Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #5VCTK	Ark7 Properties Plus LLC - Series #DIVTU	Ark7 Properties Plus LLC - Series #ET8BV	Ark7 Properties Plus LLC - Series #EYPIR	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #NHMOP	Ark7 Properties Plus LLC - Series #OJXLW
Cash Flows From Operating Activities
Net Income (Loss)	$ (113,169)	$ 4,109	$ 4,835	$ 301	$ 4,839	$ 1,219	$ 3,777	$ 2,875	$ 2,583	$ 4,818
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	-	7,307	4,269	3,923	3,673	3,739	3,693	6,367	2,638	3,226
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	360	-	-	-	-	-	-	-	-	-
Related party receivables	-
Prepaid expenses	-	(5,945)	(5,776)	(5,451)	(5,199)	(2,459)	(1,662)	(3,291)	(3,880)	(3,361)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	63,054	-	-	-	-	-	-	-	-	-
Related party payables	370,019	843	6,758	(104,627)	(109,917)	(109,352)	2,444	9,367	(95,396)	(132,124)
Other liabilities	-	-	-	0	-	(1,300)	-	-	-	-
Net Cash Provided by (Used in) Operating Activities	320,263	6,313	10,086	(105,854)	(106,604)	(108,152)	8,252	15,318	(94,055)	(127,442)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable
Related party loans and notes receivable issued
Purchase of property, plant, and equipment	-	-	-	(2,565)	(2,166)	(1,753)	-	-	(1,483)	(2,963)
Cash Flows from Financing Activities
Proceeds from issuance of debt		(998)	(721)	122,553	125,460	119,340	(736)	(1,012)	106,080	140,626
Payments for debt issuance costs
Repayment of debt
Proceeds from issuance of related party debt
Repayment of related party debt	-
Proceeds from private offerings	-	6,876	2,100	-	-	(1,290)	40	87	-	-
Distributions to partners	-	(13,582)	(6,175)	(7,812)	(7,852)	(4,116)	(7,487)	(11,269)	(6,579)	(7,522)
Net Cash Provided by (Used in) Financing Activities	-	(7,704)	(4,796)	114,740	117,608	113,934	(8,183)	(12,194)	99,501	133,104
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	320,263	(1,391)	5,290	6,322	8,838	4,028	69	3,124	3,963	2,699
Cash, Cash Equivalents, and Restricted Cash at January 01, 2026	196,350	2,081	1,856	-	-	-	(287)	(6,490)	-	-
Cash, Cash Equivalents, and Restricted Cash at June 30, 2026	516,613	690	7,146	6,322	8,838	4,028	(218)	(3,366)	3,963	2,699

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -	$ 8,131	$ 6,038	$ 3,305	$ 3,377	$ 731	$ 5,994	$ 8,247	$ 2,911	$ 2,052

Description	Ark7 Properties Plus LLC - Series #ORHOF	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #QGXF0	Ark7 Properties Plus LLC - Series #RPFUV	Ark7 Properties Plus LLC - Series #SOV9W	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #WRA7O	Ark7 Properties Plus LLC - Series #ZAUH4	Ark7 Properties Plus LLC - Series #ZIE3T	Total
Cash Flows From Operating Activities
Net Income (Loss)	$ 2,033	$ 3,438	$ 9,175	$ 2,130	$ 1,874	$ (6,792)	$ (1,567)	$ 2,555	$ 6,580	$ (64,389)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	3,283	3,680	6,046	4,079	3,315	5,434	8,601	3,775	6,215	83,265
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-	-	-	-	-	-	-	-	-	360
Related party receivables
Prepaid expenses	(3,929)	(1,249)	(6,001)	(1,646)	(4,740)	(5,506)	(304)	(4,581)	(486)	(65,466)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	-	-	-	-	-	-	-	-	-	63,054
Related party payables	(92,896)	4,419	10,443	2,749	(135,934)	16,685	7,874	(128,302)	28,630	(448,316)
Other liabilities	-	-	(385)	-	1,400	(3,007)	-	-	-	(3,291)
Net Cash Provided by (Used in) Operating Activities	(91,508)	10,288	19,279	7,312	(134,086)	6,815	14,605	(126,552)	40,939	(434,784)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable
Related party loans and notes receivable issued
Purchase of property, plant, and equipment	(2,118)	-	(4,046)	-	(920)	(1,884)	-	(1,831)	(24,867)	(46,596)
Cash Flows from Financing Activities
Proceeds from issuance of debt	103,142	(739)	(900)	(644)	143,684	(744)	(1,407)	135,252	(998)	987,238
Payments for debt issuance costs
Repayment of debt
Proceeds from issuance of related party debt
Repayment of related party debt
Proceeds from private offerings	3,360	-	1,697	-	1,008	32	2,274	840	-	17,024
Distributions to partners	(7,090)	(7,135)	(15,169)	(6,668)	(7,400)	(3,632)	(8,456)	(5,262)	(8,980)	(142,187)
Net Cash Provided by (Used in) Financing Activities	99,412	(7,873)	(14,372)	(7,312)	137,292	(4,344)	(7,589)	130,830	(9,978)	862,075
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	5,786	2,414	861	0	2,286	586	7,015	2,447	6,094	380,696
Cash, Cash Equivalents, and Restricted Cash at January 01, 2026	-	882	5,872	-	-	1,133	2,501	-	142	204,039
Cash, Cash Equivalents, and Restricted Cash at June 30, 2026	5,786	3,296	6,733	-	2,286	1,720	9,516	2,447	6,236	584,734

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 2,776	$ 5,911	$ 7,679	$ 5,665	$ 1,572	$ 5,056	$ 11,461	$ 828	$ 8,131	$ 89,867

ARK7 PROPERTIES PLUS LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Ark7 Properties Plus LLC (the "APPL") is a Delaware series limited liability company wholly owned by Ark7 Inc. (the "Parent Company"). The APPL was formed on March 17, 2022, in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The APPL has registered 18 Series Delaware limited liability companies (the "Series Companies"), each of which will be used as an investment vehicle that intends to enable investors to own fractional ownership of a specific rental property. This lowers the cost of entry and minimizes the time commitment for real estate investing. An investment in the APPL entitles the investor to the potential economic benefits normally associated with direct property ownership while requiring no investor involvement in asset or property management.

Series	Carrier	Property Address	Registration Date
WGI3Z	Arizona City-S6	11679 W Madero Dr, Arizona City, AZ 85123	March 21, 2022
0XYT6	Dallas-S7	2105 Silver Leaf Dr, Mesquite, TX 75181	June 30, 2022
JTDXY	Dallas-S9	2300 Homestead Dr, Mesquite, TX 75181	June 30, 2022
ZIE3T	Dallas-S8	2507 Decoy Dr, Mesquite, TX 75181	August 1, 2022
NHMOP	Atlanta-C3	215 Piedmont Ave NE, Unit 205, Atlanta, GA 30308	August 10, 2022
SOV9W	Chicago-C1	2113 W Gladys Ave, Unit 3S, Chicago, IL 60612	August 10, 2022
WRA7O	Tampa-S10	4263 Cadence Loop, LAND O LAKES, FL 34638	August 10, 2022
QGXF0	Urbana-S11	704 S Lincoln Ave, Urbana, IL 61801	August 10, 2022
FTWDS	Atlanta-T3	1527 Iris Walk, Jonesboro, GA 30238	November 21, 2022
P7FJ5	Atlanta-T4	1541 Iris Walk, Jonesboro, GA 30238	November 21, 2022
RPFUV	Alexandria-C2	3405 Commonwealth Ave, Unit C, Alexandria, VA 22305	September 27, 2023
ORHOF	Atlanta-C5	215 Piedmont Ave NE, Unit 407, Atlanta, GA 30308	September 27, 2023
DIVTU	Atlanta-C6	215 Piedmont Ave NE, Unit 406, Atlanta, GA 30308	September 27, 2023
OJXLW	DFW-S12	228 W Norway St, Walnut Springs, TX 76690	March 18, 2024
ZAUH4	DFW-S13	516 W Live Oak St, Dublin, TX 76446	March 18, 2024
EYPIR	DFW-S14	655 E Live Oak St, Dublin, TX 76446	March 18, 2024
5VCTK	DFW-S15	3616 Redbird St, Waco, TX 76705	April 25, 2024
ET8BV	Atlanta-C7	215 Piedmont Ave NE, Unit 909, Atlanta, GA 30308	May 16, 2024

Management's Plan and Going Concerns

The accompanying financial statements have been prepared on a going concern basis, which assumes that APPL will continue to operate in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. APPL has experienced operating losses in prior years, which have required ongoing financial support. For the six months ended June 30, 2026, APPL generated operating income of $25,478 and incurred a net loss of $64,389, compared with operating income of $30,824 and a net loss of $31,876 for the six months ended June 30, 2025, mainly reflecting higher interest expense following the refinancing of certain mortgage loans and higher property taxes, partly offset by lower general and administrative expenses. As of June 30, 2026, APPL's accumulated deficit amounted to $892,823.

Management has taken several steps to strengthen APPL's financial position, including refinancing mortgage loans, securing additional capital contributions and implementing operational efficiencies. Management believes that, with continued focus on cost management and strategic fundraising, APPL is progressing toward long-term sustainability. While uncertainties remain, management believes it has appropriate plans and resources in place to address these factors and to support ongoing operations. Accordingly, the financial statements have been prepared on a going concern basis. No adjustments have been made to the financial statements that might result from the outcome of these uncertainties.

Statement of compliance

The accompanying consolidated and consolidating financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated and consolidating financial statements include the accounts of the APPL and its Series Companies. All intercompany balances and transactions are eliminated in consolidation.

These consolidated and consolidating financial statements have been prepared under the historical cost convention, except for evaluating specific financial instruments carried at fair value.

The accompanying interim consolidated and consolidating financial statements are unaudited. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Method of accounting

The consolidated and consolidating financial statement of the APPL is prepared on the accrual basis of accounting. It includes only those assets, liabilities, and results of operations that relate to the business of the APPL.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the APPL's financial condition or operating results will be materially affected. The APPL bases its estimates on past experience and other assumptions that the APPL believes are reasonable under the circumstances, and the APPL evaluates those estimates on an ongoing basis.

Functional and presentation currency

Items included in the APPL's consolidated financial statements are estimated using the currency that best reflects the economic substance of the underlying events and circumstances related to the APPL (the "functional currency"). The functional and presentation currency of the accompanying financial statements is US Dollars (the "USD").

Revenue recognition

Rental income is reported on a straight-line basis over the terms of the respective leases. The property rental income for the six months ended June 30, 2026 and 2025 was $248,840 and $252,278, respectively.

The concentration of credit risk

Financial instruments potentially subject the APPL to the concentration of credit risk, primarily cash and tenant receivables. The APPL places its cash with financial institutions, and its balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times, the APPL had a cash balance over the insured amount.

Fair value measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on the exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the APPL. Unobservable inputs are inputs that reflect the APPL's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the APPL has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the APPL approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Property, plant, and equipment

Land is carried at cost. Building, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. The building, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are expensed when incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value is generally determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). For the six months ended June 30, 2026 and 2025, the APPL has not recognized any impairment losses.

Property, plant and equipment consist of the following as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Buildings and improvements	$ 4,417,806	$ 4,382,741
Furniture and fixtures	$ 33,445	$ 21,915
Land	$ 736,859	$ 736,859
Property, plant, and equipment, gross	5,188,110	5,141,515
Less: Buildings and improvements - Accumulated Depreciation	(487,249)	(408,080)
Furniture and fixtures - Accumulated Depreciation	(10,433)	(7,768)
Property, plant, and equipment	$ 4,690,428	$ 4,725,666

Estimated useful life for buildings and improvements is 27.5 years.

Depreciation expenses for the six months ended June 30, 2026 and 2025 was $83,265 and $78,240, respectively.

Lease accounting

According to the recently adopted Accounting Standards Updated ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016- 02" or "ASC 842"), the APPL determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of June 30, 2026 and December 31, 2025, the APPL had no long-term leases.

Income taxes

The APPL is taxed as a Limited Liability Company (LLC). Under these provisions, the APPL does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the APPL's taxable income.

Each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. For this offering of series interests to investors, each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. This means that the Series will owe corporate income tax on its profits and will report these profits and losses for tax purposes at the corporate level. The Series will distribute dividends to investors from the net profits after taxes, subject to our Managing Member's discretion regarding the retention of funds for future working capital needs. Consequently, investors may receive dividend distributions when profits are realized and taxes are paid at the corporate level, which could be independent of the actual cash distributions made to investors.

Distributions per unit

Distributions per unit of each Series, calculated as the distributions made by the Series during the period divided by its outstanding units, were as follows:

Series	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
#WGI3Z	$ 0.32	$ 0.74
#0XYT6	$ 0.57	$ 0.48
#JTDXY	$ 0.50	$ 0.56
#ZIE3T	$ 0.39	$ 0.63
#NHMOP	$ 3.05	$ 2.26
#SOV9W	$ 2.85	$ 1.97
#WRA7O	$ 0.27	$ 0.30
#QGXF0	$ 3.70	$ 3.82
#FTWDS	$ 0.57	$ 0.52
#P7FJ5	$ 0.54	$ 0.46
#RPFUV	$ 2.30	$ 1.90
#ORHOF	$ 2.84	$ 2.59
#DIVTU	$ 2.56	$ 2.69
#OJXLW	$ 2.89	$ 2.84
#ZAUH4	$ 2.19	$ 1.72
#EYPIR	$ 1.58	$ 1.63
#5VCTK	$ 2.25	$ 1.94
#ET8BV	$ 3.00	$ 2.67

NOTE 2: PROPERTY MANAGEMENT RESERVES

Multiple Series Companies have allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses.

As of June 30, 2026 and December 31, 2025, the balance of the property management reserve was $68,122 and $7,689, respectively, and is included in cash and cash equivalents on the accompanying balance sheet.

NOTE 3: MORTGAGE PAYABLES

Series #WGI3Z

On December 29, 2025, the APPL - Series WGI3Z executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series WGI3Z borrowed $ 159,000.00 at 6.375% interest with a maturity of December 31, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $151,303 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,056.

Series #0XYT6

On April 25, 2024, the APPL - Series 0XYT6 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series 0XYT6 borrowed $ 210,000.00 at 7.875% interest with a maturity of April 30, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $199,672 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $8,131.

Series #JTDXY

On April 25, 2024, the APPL - Series JTDXY executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series JTDXY borrowed $ 213,000.00 at 7.875% interest with a maturity of April 30, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $202,351 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $8,247.

Series #ZIE3T

On April 25, 2024, the APPL - Series ZIE3T executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series ZIE3T borrowed $ 210,000.00 at 7.875% interest with a maturity of April 30, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $199,672 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $8,131.

Series #NHMOP

On January 29, 2026, the APPL - Series NHMOP executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series NHMOP borrowed $ 106,080.00 at 6.500% interest with a maturity of January 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $101,241 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,911.

Series #QGXF0

On May 14, 2024, the APPL - Series QGXF0 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series QGXF0 borrowed $ 195,000.00 at 8.000% interest with a maturity of May 31, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $185,567 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $7,679.

Series #SOV9W

On April 27, 2026, the APPL - Series SOV9W executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series SOV9W borrowed $ 143,820.00 at 6.250% interest with a maturity of April 30, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $138,243 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $1,572.

Series #WRA7O

On April 23, 2024, the APPL - Series WRA7O executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series WRA7O borrowed $ 296,000.00 at 7.875% interest with a maturity of April 30, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $282,590 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $11,461.

Series #FTWDS

On April 12, 2024, the APPL - Series FTWDS executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series FTWDS borrowed $ 154,800.00 at 7.875% interest with a maturity of April 30, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $146,143 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,994.

Series #P7FJ5

On July 30, 2024, the APPL - Series P7FJ5 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series P7FJ5 borrowed $ 154,800.00 at 7.750% interest with a maturity of July 31, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $146,224 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,911.

Series #RPFUV

On September 12, 2024, the APPL - Series RPFUV executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series RPFUV borrowed $ 143,400.00 at 8.000% interest with a maturity of September 30, 2054. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $135,037 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,665.

Series #DIVTU

On January 29, 2026, the APPL - Series DIVTU executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series DIVTU borrowed $ 123,012.00 at 6.375% interest with a maturity of January 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $117,865 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $3,305.

Series #ORHOF

On January 29, 2026, the APPL - Series ORHOF executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series ORHOF borrowed $ 103,142.00 at 6.375% interest with a maturity of January 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $98,633 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,776.

Series #ZAUH4

On May 22, 2026, the APPL - Series ZAUH4 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series ZAUH4 borrowed $ 135,252.00 at 6.125% interest with a maturity of May 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $130,223 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $828.

Series #OJXLW

On April 7, 2026, the APPL - Series OJXLW executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series OJXLW borrowed $ 140,760.00 at 6.250% interest with a maturity of April 30, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $135,643 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,052.

Series #EYPIR

On May 22, 2026, the APPL - Series EYPIR executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series EYPIR borrowed $ 119,340.00 at 6.125% interest with a maturity of May 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $114,659 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $731.

Series #5VCTK

On July 18, 2025, the APPL - Series 5VCTK executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series 5VCTK borrowed $ 159,250.00 at 7.625% interest with a maturity of July 31, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $154,983 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $6,038.

Series #ET8BV

On January 29, 2026, the APPL - Series ET8BV executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series ET8BV borrowed $ 125,460.00 at 6.375% interest with a maturity of January 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $120,627 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $3,377.

Mortgage interest expenses for the six months ended June 30, 2026 was $89,867.

	June 30, 2026	June 30, 2025
Current Portion of Mortgage Payable	$ 27,177	$ 18,246

Maturities of the mortgage payable are as follows (excluding the net of the finance cost):

Year	Amount
2027	27,177
2028	29,225
2029	31,430
2030	33,803
2031	36,357
Thereafter	2,703,254
Total	$ 2,861,246

NOTE 4: TRANSACTIONS WITH RELATED PARTIES

Loan Receivable - due from affiliate

APPL occasionally pays for the Parent Company for covering administrative costs. The loan has been structured as receivable from the Parent Company to APPL. These advances are non-interest bearing and are due on demand. The outstanding balance due from the affiliate as of June 30, 2026 and December 31, 2025 was $1,674,481 and $1,263,181, respectively, and is included in the related party receivables on the accompanying balance sheet.

Loan Payable - due to affiliate

The Parent Company pays APPL for covering administrative costs. The loan has been structured as payable to the Parent Company from APPL. These advances are non-interest bearing and are due on demand. The outstanding balance due to the affiliate as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, as amounts due to the Parent Company are presented net of amounts due from the Parent Company.

Property sourcing fee and offering expenses reimbursement

Pursuant to the Operating Agreement the Asset Manager, as consideration for assisting in the sourcing of the Underlying Asset of a Series, to the extent not waived by the Managing Member in its sole discretion, will receive a 3.0% (of the maximum offering amount) Sourcing Fee. The sourcing fee is in connection with the search and negotiation of the property purchase as set forth in the Certificate of Designations for the Series.

The Parent Company assigns offering expenses to each series, which are then set as part of each series' intended Use of Proceeds. The parent company will be reimbursed a fixed amount for each series for offering expenses.

Series #0XYT6

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #5VCTK

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #DIVTU

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #EYPIR

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #FTWDS

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #JTDXY

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #NHMOP

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #OJXLW

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #ORHOF

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #P7FJ5

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #QGXF0

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #RPFUV

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #SOV9W

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #WGI3Z

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #WRA7O

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #ZAUH4

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #ZIE3T

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Asset management fee

For services performed, the Series will pay an annual Asset Management Fee to the Asset Manager in respect of each fiscal year, 15% of any Free Cash Flows available for distribution pursuant to Article VII of the Operating Agreement. Any such amount will be paid at the same time as, and only if, a distribution is made from the Series to its Members.

Series #0XYT6

The Series #0XYT6 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #0XYT6 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #0XYT6 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $13, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $3,107 and $1,141, respectively.

Series #5VCTK

The Series #5VCTK has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #5VCTK and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #5VCTK together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $777 and $259, respectively.

Series #DIVTU

The Series #DIVTU has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #DIVTU and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #DIVTU together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,252 and $0, respectively.

Series #ET8BV

The Series #ET8BV has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ET8BV and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ET8BV together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #EYPIR

The Series #EYPIR has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #EYPIR and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #EYPIR together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $284 and $0, respectively.

Series #FTWDS

The Series #FTWDS has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #FTWDS and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #FTWDS together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $672 and $672, respectively.

Series #JTDXY

The Series #JTDXY has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #JTDXY and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #JTDXY together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $2,856 and $1,428, respectively.

Series #NHMOP

The Series #NHMOP has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #NHMOP and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #NHMOP together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,165 and $0, respectively.

Series #OJXLW

The Series #OJXLW has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #OJXLW and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #OJXLW together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $756 and $756, respectively.

Series #ORHOF

The Series #ORHOF has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ORHOF and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ORHOF together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,060 and $0, respectively.

Series #P7FJ5

The Series #P7FJ5 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #P7FJ5 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #P7FJ5 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $630 and $1,375, respectively.

Series #QGXF0

The Series #QGXF0 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #QGXF0 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #QGXF0 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,155 and $1,160, respectively.

Series #RPFUV

The Series #RPFUV has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #RPFUV and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #RPFUV together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $967, respectively.

Series #SOV9W

The Series #SOV9W has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #SOV9W and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #SOV9W together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $788 and $788, respectively.

Series #WGI3Z

The Series #WGI3Z has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #WGI3Z and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #WGI3Z together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $499 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $558 and $718, respectively.

Series #WRA7O

The Series #WRA7O has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #WRA7O and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #WRA7O together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $513 and $1,268, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,851 and $1,756, respectively.

Series #ZAUH4

The Series #ZAUH4 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ZAUH4 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ZAUH4 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $693 and $560, respectively.

Series #ZIE3T

The Series #ZIE3T has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ZIE3T and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ZIE3T together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $2,758 and $1,428, respectively.

NOTE 5: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on the consolidated financial statements that were available to be issued, which is October 8, 2026 and has determined that there were no material subsequent events that require disclosure in these financial statements.

NOTE 6: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated and consolidating financial statements have been approved by the management of the APPL and authorized for issue on October 8, 2026.

EXHIBIT INDEX

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Ark7 Properties Plus LLC*
2.2	Operating Agreement of Ark7 Properties Plus LLC*
3.1	Series #WGI3Z Series Designation*
3.2	Series #0XYT6 Series Designation*
3.3	Series # ZIE3T Series Designation*
3.4	Series #JTDXY Series Designation*
3.5	Series #FTWDS Series Designation*
3.6	Series #P7FJ5 Series Designation*
3.7	Series #WRA7O Series Designation*
3.8	Series #SOV9W Series Designation*
3.9	Series #QGXF0 Series Designation*
3.10	Series #NHMOP Series Designation*
3.11	Series #RPFUV Series Designation*
3.12	Series #ORHOF Series Designation*
3.13	Series #DIVTU Series Designation*
3.14	Series #OJXLW Series Designation*
3.15	Series #ZAUH4 Series Designation*
3.16	Series #EYPIR Series Designation*
3.17	Series #5VCTK Series Designation*
3.18	Series #ET8BV Series Designation*
4.1	Form of Series #[______] Subscription Agreement*
6.1	Real Estate Purchase Agreement dated April 15, 2022, between Seller and Series #WGI3Z, as amended*
6.2	Real Estate Purchase Agreement dated July 7, 2022 between Seller and Series #0XYT6, as amended*
6.3	Real Estate Purchase Agreement dated August 2, 2022 between Seller and Series #ZIE3T*
6.4	Real Estate Purchase Agreement dated August 15, 2022 between Seller and Series #JTDXY*
6.5	Real Estate Purchase Agreement between Seller and Ark7 for the property located at 1527 Iris Walk, Jonesboro, GA 30238*
6.6	Real Estate Purchase Agreement between Seller and Ark7 for the property located at 1541 Iris Walk Jonesboro, GA 30238*
6.7	Real Estate Purchase Agreement between Seller and Ark7 Properties Plus LLC - Series #WRA7O*
6.8	Assignment and Sale and Purchase Agreement between Ark7 and Ark7 Properties Plus LLC - Series #FTWDS LLC*
6.9	Assignment of Sale and Purchase Agreement between Ark7 and Ark7 Properties Plus LLC - Series #P7FJ5 LLC*
6.10	Real Estate Purchase Agreement between Seller and Series #SOV9W*
6.11	Real Estate Purchase Agreement between Seller and Series #QGXF0*
6.12	Asset Management Agreement between Ark7 Properties Plus LLC - Series #WGI3Z and Ark7 Inc. dated April 15, 2022*
6.13	Asset Management Agreement between Ark7 Properties Plus LLC - Series #0XYT6 dated July 1, 2022*
6.14	Asset Management Agreement between Ark7 Properties Plus LLC - Series #ZIE3T dated August 1, 2022*
6.15	Asset Management Agreement between Ark7 Properties Plus LLC - Series #JTDXY dated August 1, 2022*
6.16	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #FTWDS LLC*
6.17	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #P7FJ5 LLC*
6.18	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #WRA7O*
6.19	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #SOV9W*
6.20	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #QGXF0*
6.21	Inter-company Loan Agreement between Ark7 Inc. and Series #WGI3Z*
6.22	Inter-company Loan Agreement between Ark7 Inc. and Series #0XYT6*
6.23	Inter-company Loan Agreement between Ark7 Inc. and Series # ZIE3T*
6.24	Inter-company Loan Agreement between Ark7 Inc. and Series #JTDXY*
6.25	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Ark7 Properties Plus LLC - Series #FTWDS LLC*
6.26	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Ark7 Properties Plus LLC - Series #P7FJ5 LLC*
6.27	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #WRA7O*
6.28	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #SOV9W*
6.29	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series QGXF0*
6.30	Form of Lease Agreement*
6.31	Real Estate Purchase Agreement dated August 2, 2022 between Seller and Series #NHMOP*
6.32	Real Estate Purchase Agreement dated August 15, 2022 between Seller and Series #RPFUV*
6.33	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #NHMOP*
6.34	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #RPFUV*
6.35	Inter-company Loan Agreement between Ark7 Properties Plus and Series #NHMOP*
6.36	Inter-company Loan Agreement between Ark7 Properties Plus and Series #RPFUV*
6.37	Real Estate Purchase Agreement dated October 30, 2023 between Seller and Series #ORHOF*
6.38	Real Estate Purchase Agreement dated December 20, 2023 between Seller and Series #DIVTU*
6.39	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #ORHOF*
6.40	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #DIVTU*
6.41	Inter-company Loan Agreement between Ark7 Properties Plus and Series #ORHOF*
6.42	Inter-company Loan Agreement between Ark7 Properties Plus and Series #DIVTU*
6.43	Real Estate Purchase Agreement dated April 18, 2024 between Seller and Series #OJXLW*
6.44	Real Estate Purchase Agreement dated May 20, 2024 between Seller and Series #ZAUH4*
6.45	Real Estate Purchase Agreement dated May 20, 2024 between Seller and Series #EYPIR*
6.46	Real Estate Purchase Agreement dated May 20, 2024 between Seller and Series #5VCTK*
6.47	Real Estate Purchase Agreement dated May 24, 2024 between Seller and Series #ET8BV*
6.48	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #OJXLW*
6.49	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #ZAUH4*
6.50	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #EYPIR*
6.51	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #5VCTK*
6.52	Asset Management Agreement between Ark7 and Ark7 Properties Plus LLC - Series #ET8BV*
6.53	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #OJXLW*
6.54	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #ZAUH4*
6.55	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #EYPIR*
6.56	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #5VCTK*
6.57	Inter-company Loan Agreement between Ark7 Properties Plus LLC and Series #ET8BV*
9.1	Letter regarding change in accountant from George Dimov CPA dated April 30, 2023*
9.2	Letter regarding change in accountant from Flex Tax and Consulting Group dated June 6th, 2025*

____________________

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the State of California, on October 8, 2026.

Ark7 Properties Plus LLC a Delaware series limited liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	President

This report has been signed by the following persons in the capacities and on the dates indicated.

Ark7 Properties Plus LLC a Delaware series liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer of Ark7 Inc., Managing Member of Ark7 Properties Plus LLC
	Date:	October 8, 2026